EXPENSE CAP/REIMBURSEMENT AGREEMENT

     This Agreement is entered into as of the 1st day of March, 1999, between Oak Ridge Investments, LLC (the
"Adviser") and Oak Ridge Funds, Inc. on behalf of the Oak Ridge Small Cap Equity Fund and the Oak Ridge Large
Cap Equity Fund (collectively, the "Funds").

     WHEREAS, the Adviser has previously voluntarily agreed to reduce its advisory fee and/or reimburse the Funds for certain operating expenses to the extent necessary to cap a Fund's total operating expenses at certain levels.

     WHEREAS, the Adviser now desires to contractually agree to waive a portion of its advisory fee or reimburse certain of the Funds' operating expenses to ensure that the Funds' total operating expenses do not exceed the levels described below.

     NOW THEREFORE, the parties agree as follows:

     The Adviser agrees that, for the term of this Agreement, it will reduce its compensation as provided for in the Amended and Restated Investment Advisory
Agreement between the Funds and the Adviser dated March
1, 1999, and/or assume expenses for the Funds to the extent necessary to ensure that the total operating expenses of each Fund's Class A shares do not exceed
2.00% and the total operating expenses of each Fund's
Class C shares do not exceed 2.75%, of each Fund's average daily net assets on an annual basis.

     The Adviser shall be entitled to recoup such amounts for a period of up to three (3) years form the date the Adviser reduced its compensation and/or assumed expenses for the Funds.

     This Agreement shall terminate on April 1, 2000, unless extended by the mutual agreement of the parties, as provided for in an amendment to this Agreement.


                           OAK RIDGE INVESTMENTS, LLC



                            By:/s/ David Klaskin
                               ----------------------

                             OAK RIDGE FUNDS, INC.



                             By:/s/ Samuel Wegbreit
                                -----------------------